

SAMEX MINING CORP.

301 - 32920 Ventura Avenue
Abbotsford, BC V2S 6J3 CANADA
TEL: (604) 870-9920   FAX: (604) 870-9930
TOLL FREE: 1-800-828-1488   EMAIL: 2samex@samex.com

FAX/MEMO

DATE: August 7, 2008

TO: George K. Schuler, Mining Engineer
Division of Corporate Finance
United States Securities and Exchange Commission

FAX #:   1 (202) 772-9368

FROM: Larry McLean, Vice President – Operations & CFO   TEL: (604) 870-9920 Ext. 102

PAGES: 1 *including this cover page*

RE: **Samex Mining Corp.**
Form 20-F for Fiscal Year ended December 31, 2007
Filed June 30, 2008
File No. 0-13391
SEC Comment Letter dated August 6, 2008

Dear Mr. Schuler:

Thank you for the helpful information you provided in our telephone conversation today concerning the Engineering Comments detailed in your August 6th Comments Letter. Our discussion helped me to better understand the information that is required to respond to the comments letter and to ensure that this information is included in our future filings.

We will require a little extra time in order to compile the additional information requested for our response letter, since some of our staff are currently away on summer vacation or working on our exploration properties in South America. Due to these circumstances, we please request that we be granted an extension until September 8, 2008 to submit our response. Thank you for your consideration of this extension. Please advise us by fax {(604) 870-9930} if this extension to September 8, 2008 is acceptable to you.

Thank you for your help in this matter.

Sincerely,

Larry McLean
Vice President – Operations & CFO
SAMEX Mining Corp.

S A M E X   M I N I N G   C O R P.